# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Carlyle Tactical Private Credit Fund, CIK 0001725472
CUSIP: 143106B*2
Title of class of securities: Mandatory Redeemable Preferred Shares
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York (NY), 10017
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001529735

## Reporting persons
- MetLife Investment Management, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 3,280,000; shared voting power 0; sole dispositive power 3,280,000; shared dispositive power 0; aggregate amount beneficially owned 3,280,000 (8.6% of the class)
  Comment: The percent of class is calculated based on 38,000,000 Mandatory Redeemable Preferred Shares (as defined herein) outstanding.

## Item 1. Issuer
Name of issuer: Carlyle Tactical Private Credit Fund
Address of issuer's principal executive offices: One Vanderbilt Avenue, Suite 3400, New York, New York, 10017

## Item 2. Person Filing
Name of person filing: MetLife Investment Management, LLC (the "Reporting Person")
Address of principal business office or, if none, residence: One MetLife Way, Whippany, New Jersey 07981
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
The Series F Mandatory Redeemable Preferred Shares, the Series G Mandatory Redeemable Preferred Shares, the Series H Mandatory Redeemable Preferred Shares, the Series J Mandatory Redeemable Preferred Shares and the Series K Mandatory Redeemable Preferred Shares form a single class of the Issuer's preferred equity securities and are collectively referred to in this Schedule 13G as the "Mandatory Redeemable Preferred Shares." The CUSIP number of the Series F Mandatory Redeemable Preferred Shares is 143106B*2. The CUSIP number of the Series G Mandatory Redeemable Preferred Shares is 143106B@0. The CUSIP number of the Series H Mandatory Redeemable Preferred Shares is 143106B#8. The CUSIP number of the Series J Mandatory Redeemable Preferred Shares is 143106C@9. The CUSIP number of the Series K Mandatory Redeemable Preferred Shares is 143106C#7.

As of September 30, 2025, the Reporting Person may be deemed to be the beneficial owner of 3,280,000 Mandatory Redeemable Preferred Shares, representing approximately 8.6% of the Mandatory Redeemable Preferred Shares outstanding. This percentage is calculated based on 38,000,000 Mandatory Redeemable Preferred Shares outstanding.
Percent of class: 8.6%
Sole power to vote or to direct the vote: 3,280,000
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,280,000
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The Reporting Person manages these Mandatory Redeemable Preferred Shares on behalf of various clients, including Metropolitan Life Insurance Company.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- MetLife Investment Management, LLC: /s/ Israel Grafstein, Israel Grafstein, Chief Compliance Officer (11/07/2025)